November 19, 2007

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Mark A. Wojciechowski

Dear

Sirs

:

Re: Aurelio Resource Corporation
Form 10-KSB for the Fiscal Period Ended December 31, 2006

(filed April 4, 2007)
Form 10-QSB for the Quarterly Period Ended March 31, 2007

(filed May 17, 2007)

Form 10-QSB for the Quarterly Period Ednded June 30, 2007

(filed August 14, 2007)

Response letter dated July 30, 2007

SEC File No. 0-50931

In response to the comments in your letter to Aurelio Resource Corporation (the "Company") dated September 20, 2007, we enclose our responses to your comments, numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

General

  In your next response letter to us, please provide the representation requested at the end of our comment letter.

On behalf of Aurelio Resource Corporation, we acknowledge that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cover

  As part of your response to comment one from our letter dated June 26, 2007 you provide draft revisions to the cover of your Form 10-KSB and 10-QSB that you propose to file as amendments to such forms. Comment one requested you to revise your documents to provide the disclosures required by Exchange Act Rule 13a-10. We are unable to locate the financial statement revisions and related disclosures in your draft documents. Please ensure your amended documents include the financial statements and disclosures required by Exchange Rule 13a-10.

As advised in the response letter from our counsel, Clark Wilson, dated July 30, 2007, we revised the cover of our Form 10-KSB "for the transition period from May 31, 2006 to December 31, 2006" (as per the Attachment A to that response letter) to show that this report is a transitional report, and we would propose to file this as an amendment to our previously filed Form 10-KSB.

We also propose to include the following in the amendment to our previously filed Form 10-KSB as (a) Note 2 to our Consolidated Financial Statements in Item 7, and (b) as a separate heading/section following Overview in our Management's Discussion and Analysis or Plan of Operations in Item 6:

CHANGE OF YEAR-END

The Company changed its year-end from May 31 to December 31 on September 28, 2006. For the year prior to May 31, 2006 and up to the acquisition of ARI in August 2006, the Company had essentially been dormant. As a result of the change in year-end and given the lack of materiality of the prior periods compared to the current operations and the lack of seasonality in the Company's business, the quarters in the current year have been compared with the most relevant period from the reported quarters in prior periods as follows:

For the period ending Comparative period

Q1 March 31, 2007 February 28, 2006

Q2 June 30, 2007 May 31, 2006

Q3 September 30, 2007 August 31, 2006

Q4 December 31, 2007 December 31, 2006(i)

    Four months and seven months, respectively, when compared with the quarter and year ending December 31, 2007.

In addition, in the amended Form 10-KSB, we propose to include the following note (responsive to Rule 13a-10):

For the seven month period ended December 31, 2005, the Company had the following (unaudited) results:

Revenues $ 0

Operating loss 16,727

Income taxes 0

Loss from continuing operations before extraordinary items

and cumulative effect of a change in accounting principles 16,727

Net loss 16,727

Net loss per share ($/share) 0.00

Weighted average shares of common stock outstanding (shares) 31,401,500

  We also note that the draft revised cover page of the Form 10-QSB for the quarterly period ended March 31, 2007 included as Attachment A to your response, identifies such report as being a transitional report for the period from December 31, 2006 to March 31, 2007. A transitional report is generally only filed for one transitional period, from the end of the previous fiscal year to the end of the new fiscal year. As such, it would not be necessary to identify your quarterly reports subsequent to December 31, 2006 as being transition reports. However, please note that the financial statements included in your quarterly reports filed subsequent to December 31, 2006 should comply with the requirements of Article 10 of Regulation S-X. To this extent we note that your reports for the quarterly periods ended March 31, 2007 and June 30, 2007 include financial statements for the periods of your new fiscal year with comparative financial statements from your previous fiscal year (i.e., six months ended June 30, 2007 vs. six months ended May 31, 2006). Please amend your filings to include revised financial statements and related disclosures to comply with the guidance in Article 10 of Regulation S-X.

  We now understand that the cover of our Form 10-QSB for the quarterly period ended March 31, 2007 should not be amended as per the Attachment A to the response letter from our counsel, Clark Wilson, dated July 30, 2007, but should be left as originally filed. Further, we would propose to file as an amendment the cover of our Form 10-QSB for the quarterly period ended June 30, 2007 to show that this was a quarterly filing and not a transitional report as previously filed.

  With respect to the disclosure in both Form 10-QSBs for the first and second quarters of 2007, we would propose to file amendments that include the same Change of Year-End note shown in 2. above as (a) Note 2 to our Consolidated Financial Statements in Item 1, and (b) as a separate heading/section following Overview in our Management's Discussion and Analysis or Plan of Operations in Item 2 of each Form 10-QSB. Furthermore, we would propose to note in the amended Form 10-QSB for the first and second quarters of 2007, that "it is not practicable, nor cost justified, to furnish in this quarterly report financial statements for the corresponding period of the prior year."

  Notes to Consolidated Financial Statements, Page 35

  Note 3 Significant Accounting Policies, page 35

  Mineral Properties and Exploration Expenditures, page 36

  We note your response to our prior comment number two. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your US GAAP accounting policy disclosure to address the items below.

    Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration costs or a development cost.

    Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure: (a) embodies a probably future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows; (b) you can obtain the benefit and control others' access to it; and (c) the transaction or event giving rise to your right to or control of the benefit has already occurred.

    Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

    Clarify, if true, how the stage of mine development impacts whether or not and expenditure represents an asset.

  We note that the Company is an exploration company and, as such, is still and will be for the next few years only in the exploration and evaluation stage. As such, we will be accounting primarily for exploration costs for these years, with the largest costs being for drilling and assaying of samples at present, although we will be increasing our expenditure for engineering studies (which are part of the evaluation stage) as the projects we are involved in are progressed, and all of these costs are expensed. This is covered presently in our policy where it states as follows: "Exploration expenses and the costs for carrying and retaining mineral properties are expensed as incurred." In partial response to the second and fourth points above, we only have drilling costs for exploration at this stage in the Company's life and these are expensed in accordance with our policy. And, as we are not in the development stage, the costs for drilling are not regarded for accounting purposes as assets but are expensed.

  The end of the evaluation stage, if our Company is successful enough in the future to achieve this on any of our projects, will be when a feasibility study has been completed. A feasibility study would be prepared, usually by an independent engineering firm but always signed off on by a Competent Person, that would take into account many factors including (i) the volume, grade and continuity of the mineralization, (ii) the proportion of the mineralization that could be extracted, (iii) future commodity prices, (iv) future exchange rates, (v) future production rates and costs, (vi) capital expenditure for initial construction and sustaining capital, (vii) legal tenure is defined and assured, and (viii) technological changes are allowed for. Assuming all of these and other relevant results are satisfactory and that the economics are sufficiently positive and that finance is available to develop the mine and that the Company makes the decision to proceed, then the Company can refer to the resources covered by the feasibility study as mineral reserves (under Industry Guide 7) and can proceed into the development stage. This cut-off point (referred to in our prior response to comment number two) and is covered presently in our policy where it states as follows: "When it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves and the results of feasibility studies, further exploration costs and development costs incurred after such determinations will be capitalized." It is axiomatic that the Company would at this point in its life move into the development stage (per Industry Guide 7) and further exploration costs, which would be incurred as part of the development process and which would include drilling, would be capitalized. These comments address the other parts of the second and fourth points above. Obviously, this treatment refers only to the drilling on the project which is the subject of the feasibility study, and drilling costs on other exploration projects would continue to be expensed as incurred.

  We propose to expand our accounting policy in the Notes to the Consolidated Financial Statements, in an amendment to our previously filed Form 10-KSB, as follows (with the added language underlined):

  Mineral properties and exploration expenditures

  The costs of acquiring mineral properties which have patented claims or surface rights are capitalized and will be amortized over their estimated useful lives following the commencement of commercial production or written-off if the properties are sold or abandoned. If it is determined that a property is not economically viable the capitalized costs are written off. Exploration expenses, costs for unpatented claims and the costs for carrying and retaining mineral properties are expensed as incurred. When it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves based on an independent feasibility study that shows the economic viability of the deposit as confirmed by a Competent Person, further exploration costs and the costs of development incurred after such determination will be capitalized. Upon the commencement of commercial production, capitalized costs will be amortized on the units of production basis using the estimated proven and probable reserves as the depletion basis.

  Note 6 Segment Information, page 38

    Your response to comment three explains that you plan to file an amended Form 10-KSB and 10-QSB to provide the disclosures required by SFAS 131. We note the draft disclosures provided as part of your response do not provide all the information requested by SFAS 131. Specifically, we note that paragraph 27 of SFAS 131 requires a registrant to provide a measure of segment profit or loss. We could not locate such a measure within the draft disclosures provided with your response. Please ensure your revised disclosures include all the information required to be disclosed by SFAS 131. This comment is also applicable to your Form 10-QSB for the quarterly period ended June 30, 2007.

    We propose to file an amendment to our previously filed Form 10-KSB and amendments to our Form 10-QSBs for each of the first and second quarters of 2007 with disclosure similar to the following (excerpted from our Form 10-QSB for the quarterly period ended September 30, 2007):

    NOTE 7 SEGMENT INFORMATION

    The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. Prior to June 2006, the Company was an exploration company with a property in Alaska. Following is the segment information for the periods ended Sept. 30, 2007.

    Arizona Mexico Corporate Total

As of and for the three months ended Sept. 30, 2007:
Revenue	$ -	$ -	$ -	$ -
Depreciation expense	750	649	2,266	3,665
Mineral property expenditures	271,626	93,649	-	365,275
Operating loss	356,223	34,931	183,117	574,271
Other income	3	-	4,146	4,149
Interest expense	14,278	-	678	14,956
Net loss	370,498	34,931	179,649	585,078
Total assets	1,466,138	26,245	154,977	1,647,360

Arizona Mexico Corporate Total
As of and for the three months ended Aug. 31, 2006:
Revenue	-	-	-	-
Depreciation expense	-	-	56	56
Mineral property expenditures	-	-	1,625	1,625
Operating loss	-	-	43,677	43,677
Other income	-	-	-	-
Interest expense	-	-	-	-
Net loss	-	-	43,677	43,677
Total assets	-	-	329,840	329,840

As of and since inception through Sept. 30, 2007:
Revenue	-	-	-	-
Depreciation expense	750	2,365	8,863	11,978
Mineral property expenditures	1,012,274	179,643	112,759	1,304,676
Operating loss	1,296,762	185,894	1,620,720	3,103,376
Other income	45	-	16,113	16,158
Interest expense	42,027	-	3,252	45,279
Net loss	1,338,744	185,894	1,607,859	3,132,497
Total assets	1,466,138	26,245	154,977	1,647,360
As of and for the nine months ended Sept. 30, 2007:
Revenue	-	-	-	-
Depreciation expense	750	1,941	6,659	9,350
Mineral property expenditures	639,518	95,199	60,000	794,717
Operating loss	769,461	117,859	1,139,344	2,026,664
Other income	35	-	7,654	7,689
Interest expense	42,028	-	2,218	44,246
Net loss	811,454	117,859	1,133,908	2,063,221
As of and for the nine months ended Aug. 31, 2006:
Revenue	-	-	-	-
Depreciation expense	-	-	56	56
Mineral property expenditures	-	-	1,626	1,626
Operating loss	-	-	64,750	64,750
Other income	-	-	-	-
Interest expense	-	-	-	-
Net loss	-	-	64,750	64,750

    Note 7 Business Acquisitions, page 38

    Please note that we are continuing to evaluate your responses contained in your letter dated July 30, 2007 in regards to our prior comments numbers four, five and six.

    You explain that your acquisition of 100% of the outstanding common stock of ARI on August 17, 2006 was a business purchase. Paragraph 17 of SFAS 141 outlines guidance for determining the acquiring entity in a purchase business combination. Considering this guidance, please tell us why you concluded Aurelio Resource Corporation was considered the acquiring entity in the transaction with ARI Please explain why you do not believe the transaction represents a reverse merger.

  In the comment response letter of July 30, 2007, it was noted that "the number of common shares issued were determined by negotiation between the Company and the principals of ARI". These negotiations were actually between the controlling shareholders of Furio and the principals of ARI. It was further noted that: "Prior to the acquisition of ARI, Furio (the predecessor company) did not have an active trading market for its stock. Furio had been a dormant company, and even though it had a property in Alaska and was nominally listed on the OTC Bulletin Board, the stock had not traded for more than a year." However, it was the controlling shareholders of Furio who had approached the principals of ARI and the negotiations were conducted and the number of shares to be issued for the acquisition was arrived at through those negotiations.

  We concluded that Aurelio Resource Corporation was the acquiring entity in the transaction with ARI based on the guidance contained within SFAS 141.  Specifically, we considered the relative voting rights in the combined company as an indication of the party having control and note that Aurelio Resource Corporation shareholders as a group retained the larger portion (65%) of the voting rights in the combined company.  ARI received 35% of the voting rights.  Because ARI did not receive the larger portion of the voting rights, we believe the transaction is not a reverse merger.

  *** *** ***

  We look forward to any further comments you may have with regard to the Company's Form 10-KSB and its Form 10-QSBs or with regard to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 303.875.2090.

  Yours truly,

  AURELIO RESOURCE CORPORATION

  _______________________________

  Allan J. Marter

  Chief Financial Officer